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                        August 29, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Matthew Pierce
       Chief Executive Officer
       Versus Systems Inc.
       6701 Center Drive West, Suite 480
       Los Angeles, CA 90045

                                                        Re: Versus Systems Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 11,
2022
                                                            File No. 333-266755

       Dear Matthew Pierce:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Matthew Pierce
Versus Systems Inc.
August 29, 2023
Page 2

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions.



FirstName LastNameMatthew Pierce                            Sincerely,
Comapany NameVersus Systems Inc.
                                                            Division of
Corporation Finance
August 29, 2023 Page 2                                      Office of
Technology
FirstName LastName